

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 3, 2009

Mr. Paviter S. Binning
Executive Vice President and Chief Financial Officer
Nortel Networks Limited
5945 Airport Road
Suite 290
Toronto, Ontario, Canada

> **Re: Nortel Networks Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **File No. 001-34243**

Dear Mr. Binning:

We have reviewed your supplemental response letter dated November 23, 2009 as well as your filing and have the following comments. As noted in our comment letter dated July 29, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Condensed Combined Debtors Financial Statements, page 20

1. We note your response to comment two in our letter dated September 14, 2009. Since you are accounting for the EMEA debtors under the equity method, it appears to us that your presentation of these debtors should be consistent with your condensed consolidated financial statements. In addition, tell us the nature of the line item, "Equity in net loss of debtor companies-net of tax," and identify the debtor companies as they relate to the US, Canada, and EMEA debtor entities.

2. We note your response to comment three in our letter dated September 14, 2009. Citing the pertinent accounting guidance, tell us why it is appropriate to include and report non-debtor entities as cost investments instead of a separate column.

Significant Business Divestitures, page 84

3. We note your response to comment four in our letter dated September 14, 2009. We further note that the Packet Core Assets have not been classified as discontinued operations as it did not meet the definition of a component whereas other divestitures were. For each divestiture disclosed hereunder that is not or will not be accounted for as a discontinued operation, please provide us a more detailed analysis explaining why each divestiture is not deemed a component of an entity under paragraph 41 of SFAS 144 (including your consideration of such divestiture as an asset group under paragraph 4 of SFAS 144). In this regard, we note that the related disclosures in the Forms 8-K dated November 13 and 23, 2009 indicate that the assets underlying each divestiture comprise substantially all of the assets of each divested business.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director